UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

ONEOK PARTNERS, L.P.

(Name of Issuer)

COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS

(Title of Class of Securities)

68268N103

(CUSIP Number)

Eric Grimshaw

Vice President, Associate General Counsel and Corporate Secretary

ONEOK, Inc.

100 West Fifth Street

Tulsa, OK 74103

(918) 588-7908

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

March 2, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

*	The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 68268N103	Page 2 of 11

(1)	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ONEOK PARTNERS GP, L.L.C.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (Please see item 3)
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 1,000,000
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,000,000
(11)	Aggregate amount beneficially owned by each reporting person 1,000,000
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0.5%(1)
(14)	Type of reporting person OO (LIMITED LIABILITY COMPANY)

(1)	Percentage has been determined assuming the conversion of Class B Units held by ONEOK, Inc. into Common Units.

SCHEDULE 13D

CUSIP No. 68268N103	Page 3 of 11

(1)	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ONEOK, INC.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (Please see item 3), WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization OKLAHOMA
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 91,788,252(2)
	(8)	Shared voting power 1,000,000
	(9)	Sole dispositive power 91,788,252(2)
	(10)	Shared dispositive power 1,000,000
(11)	Aggregate amount beneficially owned by each reporting person 92,788,252(2)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 42.2%(3)
(14)	Type of reporting person CO (CORPORATION)

(2)	The number of Common Units reported as beneficially owned includes Common Units obtainable upon conversion of Class B Units held by ONEOK, Inc.
(3)	Percentage has been determined assuming the conversion of Class B Units held by ONEOK, Inc. into Common Units.

SCHEDULE 13D

CUSIP No. 68268N103	Page 4 of 11

This Amendment No. 1 amends and supplements the Statement on Schedule 13D (the “Schedule 13D”) filed by ONEOK, Inc., an Oklahoma corporation (“ONEOK”), and ONEOK Partners GP, L.L.C., a Delaware limited liability company (“ONEOK GP” and, together with ONEOK, the “Reporting Persons”), with the Securities and Exchange Commission (the “SEC”) on March 14, 2008, relating to the common units representing limited partner interests (the “Common Units”) of ONEOK Partners, L.P., a Delaware limited partnership (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 shall have the meaning set forth in the Schedule 13D.

ITEM 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended to replace in its entirety Schedule I previously filed with the Schedule 13D with the amended Schedule I attached to this Amendment No. 1, which is incorporated by reference herein.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following information:

On February 28, 2012, concurrently with the public offering (the “2012 Offering”) of 8,000,000 of its Common Units at an offering price of $59.27 per unit, pursuant to the Common Unit Purchase Agreement, dated February 28, 2012, between the Issuer and ONEOK, the Issuer agreed to sell 8,000,000 of its Common Units to ONEOK in a private placement (the “2012 Private Placement”) at a purchase price of $57.48 per unit, which reflects the price per Common Unit, net of underwriting discounts and commissions, received by the Issuer in the 2012 Offering. The foregoing description of the Common Unit Purchase Agreement is qualified in its entirety by reference to such Common Unit Purchase Agreement, filed as Exhibit 1.2 to the Issuer’s current report on Form 8-K filed on March 2, 2012 (File No. 1-12202) and is incorporated herein by reference. The source of funds for the purchase of Common Units in the 2012 Private Placement was available cash and short-term borrowings pursuant to ONEOK’s existing commercial paper program.

ITEM 5.	Interests in Securities of the Issuer.

Item 5 paragraphs (a)-(b) of the Schedule 13D are hereby amended and restated in their entirety as follows and paragraph (c) is hereby amended to add the following information:

(a)-(b) Based upon 130,827,354 Common Units outstanding as of February 14, 2012 as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2011, and including 16,000,000 Common Units issued pursuant to the 2012 Offering and 2012 Private Placement,1 and assuming conversion of the 72,988,252 Class B Units held by ONEOK, as of February 14, 2012, the total number of outstanding Common Units is 219,815,606.

[1]

In connection with the 2012 Offering, the Issuer has granted the underwriters the right to purchase up to an aggregate 1,200,000 Common Units at the public offering price, less underwriting discounts and commissions payable by the Issuer, to cover over-allotments, if any, within 30 days from February 28, 2012. The 2012 Private Placement to ONEOK is not subject to an over-allotment option or the payment of any underwriting discounts or commissions to the underwriters.

SCHEDULE 13D

CUSIP No. 68268N103	Page 5 of 11

ONEOK is the record and beneficial owner possessing the sole power to vote or direct the vote and to dispose or to direct the disposition of 18,800,000 Common Units and 72,988,252 Class B Units, each of which Class B Units is convertible, at ONEOK’s option, into one Common Unit. In addition, as the owner of all of the outstanding membership interests of ONEOK GP, ONEOK may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the 1,000,000 Common Units held of record by ONEOK GP. Accordingly, ONEOK may be deemed to beneficially own an aggregate of 92,788,252 Common Units representing, in the aggregate, approximately 42.2% of the outstanding Common Units. In addition, ONEOK may be deemed to beneficially own the 2% general partner interest in the Issuer held by ONEOK GP.

ONEOK GP is the record and beneficial owner of 1,000,000 Common Units which represents approximately 0.5% of the outstanding Common Units. As described above, ONEOK GP may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the 1,000,000 Common Units with ONEOK. ONEOK GP also directly owns the 2% general partner interest in the Issuer.

Schedule I sets forth, to the Reporting Person’s knowledge, the aggregate number and percentage of Common Units beneficially owned by the executive officers and directors of the Reporting Persons. Such persons have not effected any transactions in the Common Units in the past 60 days.

(c) On July 12, 2011, the Issuer completed a two-for-one split of its Common Units and Class B Units by a distribution of one Common Unit for each Common Unit outstanding and held by unitholders of record on June 30, 2011, and a distribution of one Class B Unit for each Class B Unit outstanding and held by unitholders of record on June 30, 2011.

Except for the Common Units issued pursuant to the 2012 Offering and 2012 Private Placement, none of the Reporting Persons have effected any transactions in the Common Units during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The last paragraph of Item 6 of the Schedule 13D is hereby amended as follows:

References to, and descriptions of, the Partnership Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K, filed on September 19, 2006 (File No. 1-12202), Amendment No.1 thereto filed as Exhibit 3.1 to the Issuer’s quarterly report on Form 10-Q, filed on August 3, 2007 (File No. 1-12202), Amendment No. 2 thereto filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K, filed on July 13, 2011 (File No. 1-12202) and Amendment

SCHEDULE 13D

CUSIP No. 68268N103	Page 6 of 11

No. 3 thereto filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K, filed on February 17, 2012 (File No. 1-12202), each of which is incorporated in its entirety in this Schedule 13D. References to, and descriptions of, the ONEOK GP LLC Agreement as set forth in this Schedule 13D are qualified in their entirety by reference to the ONEOK GP LLC Agreement filed as Exhibit 99.1 to the Issuer’s current report on Form 8-K filed on July 17, 2009 (File No. 1-12202) and Amendment No. 1 thereto filed as Exhibit 10.1 to Issuer’s current report on Form 8-K filed on February 17, 2012 (File No. 1-12202), each of which is incorporated in its entirety in this Item 6.

ITEM 7.	Material to be Filed as Exhibits.

The following documents are filed as appendices and exhibits (or incorporated by reference herein):

Exhibit F	Common Unit Purchase Agreement, dated February 28, 2012, between ONEOK Partners, L.P. and ONEOK, Inc. (incorporated by reference to Exhibit 1.2 to ONEOK Partners, L.P.’s Form 8-K filed on March 2, 2012 (File No. 1-12202)) and incorporated herein in its entirety by reference

Exhibit G	Amendment No. 2 to Third Amended and Restated Agreement of Limited Partnership of ONEOK Partners, L.P. dated July 12, 2011 (incorporated by reference to Exhibit 3.1 to ONEOK Partners, L.P.’s Form 8-K filed on July 13, 2011 (File No. 1-12202)) and incorporated herein in its entirety by reference.

Exhibit H	Amendment No. 3 to Third Amended and Restated Agreement of Limited Partnership of ONEOK Partners, L.P. dated February 16, 2012 (incorporated by reference to Exhibit 3.1 to ONEOK Partners, L.P.’s Form 8-K filed on February 17, 2012 (File No. 1-12202)) and incorporated herein in its entirety by reference.

Exhibit I	Third Amended and Restated Limited Liability Company Agreement of ONEOK Partners GP, L.L.C. dated as of July 14, 2009 (incorporated by reference to Exhibit 99.1 to ONEOK Partners, L.P.’s Form 8-K filed on July 17, 2009 (File No. 1-12202)) and incorporated herein in its entirety by reference.

Exhibit J	Amendment No. 1 to Third Amended and Restated Limited Liability Company Agreement of ONEOK Partners GP, L.L.C. dated February 16, 2012 (incorporated by reference to Exhibit 10.1 to ONEOK Partner, L.P.’s Form 8-K filed on February 17, 2012 (File No. 1-12202)) and incorporated herein in its entirety by reference.

SCHEDULE 13D

CUSIP No. 68268N103	Page 7 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 2, 2012

ONEOK, INC.

By:	/s/ Eric Grimshaw
Name: Eric Grimshaw
Title: Vice President, Associate General Counsel and Secretary

ONEOK PARTNERS GP, L.L.C.

By:	/s/ Eric Grimshaw
Name: Eric Grimshaw
Title: Vice President, Associate General Counsel and Secretary

SCHEDULE 13D

CUSIP No. 68268N103	Page 8 of 11

SCHEDULE I

Executive Officers of ONEOK, Inc.

Unless otherwise specified below, the citizenship of each person listed below is the United States of America and the business address of each person listed below shall be:

c/o ONEOK, Inc.

100 West Fifth Street

Tulsa, OK 74103

John W. Gibson

Principal Occupation: Chairman and Chief Executive Officer

Amount Beneficially Owned: 43,000

Terry K. Spencer

Principal Occupation: President

Amount Beneficially Owned: 0

Pierce H. Norton II

Principal Occupation: Executive Vice President and Chief Operating Officer

Amount Beneficially Owned: 13,556

Robert F. Martinovich

Principal Occupation: Executive Vice President, Chief Financial Officer and Treasurer

Amount Beneficially Owned: 288

Stephen W. Lake

Principal Occupation: Senior Vice President, General Counsel and Assistant Secretary

Amount Beneficially Owned: 0

Derek S. Reiners

Principal Occupation: Senior Vice President and Chief Accounting Officer

Amount Beneficially Owned: 0

Board of Directors of ONEOK, Inc.

Unless otherwise specified below, the citizenship of each person listed below is the United States of America and the business address of each person listed below shall be:

c/o ONEOK, Inc.

100 West Fifth Street

Tulsa, OK 74103

James C. Day

Principal Occupation: Retired

Amount Beneficially Owned: 16,300

SCHEDULE 13D

CUSIP No. 68268N103	Page 9 of 11

Julie H. Edwards

Principal Occupation: Retired

Amount Beneficially Owned: 0

William L. Ford

Principal Occupation: President, Shawnee Milling Company, Shawnee, Oklahoma

Amount Beneficially Owned: 0

John W. Gibson

(see above)

Bert H. Mackie

Principal Occupation: Vice Chairman of the Board and Director, Security National Bank, Enid, Oklahoma

Amount Beneficially Owned: 0

Steven J. Malcolm

Principal Occupation: Retired

Amount Beneficially Owned: 0

Jim W. Mogg

Principal Occupation: Retired

Amount Beneficially Owned: 2,000

Pattye L. Moore

Principal Occupation: Business Strategy and Communications Consultant, Pattye L. Moore & Associates, LLC, Oklahoma City, Oklahoma

Amount Beneficially Owned: 1,400

Gary D. Parker

Principal Occupation: President, Moffitt, Parker & Company, Inc., Muskogee, Oklahoma

Amount Beneficially Owned: 0

Eduardo A. Rodriguez

Principal Occupation: President, Strategic Communication Consulting Group, El Paso, Texas

Amount Beneficially Owned: 0

Gerald B. Smith

Principal Occupation: Chairman, Chief Executive Officer and Co-founder, Smith Graham and Company Investment Advisors, Houston, Texas

Amount Beneficially Owned: 0

David J. Tippeconnic

Principal Occupation: Chief Executive Officer, Arrow-Magnolia International Inc., Dallas, Texas

Amount Beneficially Owned: 0

SCHEDULE 13D

CUSIP No. 68268N103	Page 10 of 11

Directors and Executive Officers of ONEOK Partners GP, L.L.C.

Unless otherwise specified below, the citizenship of each person listed below is the United States of America and the business address of each person listed below shall be:

c/o ONEOK Partners, L.P.

100 West Fifth Street

Tulsa, OK 74103

John W. Gibson, Chairman of the Board and Chief Executive Officer

(see above)

Robert F. Martinovich, Executive Vice President Chief Financial Officer and Treasurer, and Director

(see above)

Terry K. Spencer, President and Director

(see above)

Pierce H. Norton II, Executive Vice President and Chief Operating Officer

(see above)

Stephen W. Lake, Senior Vice President, General Counsel and Assistant Secretary

(see above)

Derek S. Reiners, Senior Vice President and Chief Accounting Officer

(see above)

Julie H. Edwards, Director

(see above)

Steven J. Malcolm, Director

(see above)

Jim W. Mogg, Director

(see above)

Shelby E. Odell

Principal Occupation: Director

Amount Beneficially Owned: 2,234

Gary N. Peterson

Principal Occupation: Director

Amount Beneficially Owned: 22,784

Gerald B. Smith, Director

(see above)

SCHEDULE 13D

CUSIP No. 68268N103	Page 11 of 11

Craig F. Strehl

Principal Occupation: Director

Amount Beneficially Owned: 9,400

Gil J. Van Lunsen

Principal Occupation: Director

Amount Beneficially Owned: 4,000